SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Comments on the Operating Performance in 2Q05

1. Pay-TV

The Company, once again, recorded a growth in its subscriber base ending the period with 1,458.0 thousand connected subscribers, an increase of approximately 5.7% compared to the subscriber base of 1,379.9 thousand subscribers in 2Q04.

Gross sales totaled 92.8 thousand Pay-TV sales, 23.1% above the gross sales amount recorded in 2Q04, accomplishing a sales level.

Churn rate for the last 12 months dropped from 14.1% in 2Q04 to 12.2% in 2Q05. The improvement is due to the Company’s efforts on service quality and churn management.

In comparison to 2Q04, the Company’s subscriber base mix has once again posted an increase of Master package subscribers, from 29.0% to 31.7% . Top packages’ share (Advanced, Premium and Digital) recorded a drop, from 46.1% to 43.8% . It is important to highlight that, in absolute values, the number of Top packages subscribers went up and the drop in relative terms is due to the faster subscriber base growth at the intermediary segment.

In PPV, the 2005 Brazilian Soccer Championship (“Brasileirão”) sales are in line with 2004 levels, totaling 96 thousand sales. For the digital packages selection, the Company started selling movies through PPV, after signing an agreement with Digital Latim América (“DLA”), which distributes movies from the main studios such as Disney, Warner, Dream Works, Paramount, Miramax, Buena Vista, among others. There are a total of 10 channels dedicated to such movies, which are made available to subscribers for 24 hours a day at a R$7.00 price, when bought through remote control.

2. Broadband

The broadband market has been continuously growing at a fast pace in the last quarters. With a fine quality product and a supply adequate to the market’s needs, the Company is capturing growth opportunities, thus expanding its subscriber base, even operating in only 11 cities. Gross sales in the quarter totaled 57 thousand new subscribers, a 103% growth in comparison to 2Q04.

Broadband churn rate in the last 12 months grew from 11.4% in 2Q04 to 13.7% this quarter. Such increase results from the higher number of subscribers that moved to cities or areas with no access to bi-directional internet.

Therefore, broadband subscriber base ended the quarter with 253.5 thousand connected subscribers, a 92.9% hike in comparison to the 131.4 thousand subscriber base recorded in 2Q04.

Connected subscribers base mix continues to present 45% of subscribers with a minimum hired speed of 300 kbps in the quarter. The penetration in the Pay-TV connected subscribers base went up to 17.4%, in comparison to the 9.5% penetration recorded in 2Q04.

3. Financial Performance

Net Revenues1 ended the quarter at US$ 155.5 million, a 39.4% growth in comparison to US$ 111.6 million recorded in 2Q04. Subscriber base increase, in both Pay-TV and broadband segments, in addition to the increase in pay-per-view (“PPV”) revenues and the Real appreciation in the period generated the positive top line result.

Direct Operating Expenses totaled US$ 77.6 million, a 33.6% hike in comparison to US$ 58.1 million recorded in the same period of the previous year. This result is explained by Programmers and Royalties costs that amounted to US$ 47.1 million in the quarter versus US$ 38.3 million in 2Q04. The 22.8% increase is due to readjustments by the IGP-M index foreseen in agreements with some channels in June and to the Real appreciation in the period.

Selling, General and Administrative expenses (SG&A) recorded a 25.7% increase, totaling US$ 31.9 million versus US$ 23.8 million in 2Q04. This hike is mainly due to selling expenses that reached US$ 8.5 million in the quarter in comparison to US$ 5.6 million in 2Q04, a 51.7% increase between both periods. The increase in selling expenses was a result of the Real appreciation and higher marketing expenses related to “Valentine’s Day” and “Mother’s Day” campaigns in the quarter.

After the conclusion of all stages of the debt restructuring in 2Q05, when the Company made a leftover auction of shares unsubscribed during the private offering period, paid for the bridge loan and accomplished an additional amortization to creditors, Net debt2 dropped to US$ 224.3 million, resulting in a Net debt/EBITDA ratio accumulated in the last 12 months of 1.42x.

Net financial result was positive US$ 8.6 million, an improvement in relation to the negative US$ 42.2 million recorded in 2Q04. This main variation was at gain (loss) on exchange rate, as real appreciated against US dollar.

________________________________________

1 BR GAAP Net Revenues totaled R$ 384.7 million in 2Q05, 9.7% higher than the R$ 350.9 million recorded in 2Q04.

2 BR GAAP Net debt totaled R$ 355.3 million in 2Q05, a 69.2% drop in comparison to R$ 1,153.2 million in 2Q04.

The Company recorded in the quarter a US$ 37.7 million Net Income3, or US$ 0.01 per share, versus a US$ 24.6 million net loss in 2Q04. This is the Company’s first financial results after the conclusion of the debt restructuring and without any significant adjustment related to the restructuring. The result recorded shows that the Company’s goal of achieving an adequate capital structure was fully reached and consistent operating results in the short term are bringing the shareholders’ longed-for sustainable growth.

________________________________________

3 BR GAAP Net income totaled R$ 20.5 million in 2Q05, compared to a R$ 76.7 million net loss in 2Q04.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.